                              OFFER TO PURCHASE FOR CASH
                        UNITS OF LIMITED PARTNERSHIP INTERESTS
                                          OF
                          WESTIN HOTELS LIMITED PARTNERSHIP
                                          AT
                                 $1,000 NET PER UNIT
                                          BY

                                KALMIA INVESTORS, LLC

     ----------------------------------------------------------------------
         THE OFFER, WITHDRAWAL RIGHTS AND PRORATION PERIOD WILL
               EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON
              MARCH 2, 1999, UNLESS THE OFFER IS EXTENDED.
     ----------------------------------------------------------------------

     Kalmia Investors, LLC, a Delaware limited liability company (the "Purchaser" or "Kalmia"), hereby offers to purchase up to 4,900 units of limited partnership interests including any rights attributable to claims, damages, recoveries, including recoveries from any class action lawsuits, and causes of action accruing to the ownership of such units of limited partnership interests ("Units") in Westin Hotels Limited Partnership, a Delaware limited partnership (the "Partnership"), at a purchase price of $1,000 net per Unit, without interest, and less the amount of any cash distributions declared or paid, including any return of capital made in cash with respect to the Units after December 15,1998 (the "Purchase Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, as each may be supplemented or amended from time to time (which together constitute the "Offer"). The 4,900 Units sought to be purchased pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 3.6% of the Units outstanding as of the date of the Offer.

     THE OFFER TO PURCHASE IS NOT CONDITIONED UPON THE VALID TENDER OF ANY MINIMUM NUMBER OF UNITS. IF MORE THAN 4,900 UNITS ARE VALIDLY TENDERED AND NOT WITHDRAWN, THE PURCHASER WILL ACCEPT FOR PURCHASE UP TO 4,900 OF THE TENDERED UNITS, ON A PRO RATA BASIS, SUBJECT TO THE TERMS AND CONDITIONS HEREIN, SEE "TENDER OFFER--SECTION 13. CERTAIN CONDITIONS OF THE OFFER."

     A HOLDER OF UNITS ("UNIT HOLDER") MAY TENDER ANY OR ALL UNITS OWNED BY SUCH UNIT HOLDER.

             FOR MORE INFORMATION OR FOR FURTHER ASSISTANCE PLEASE CALL:

                                  Arlen Capital, LLC
                                    1-800-891-4105
                                                               February 1, 1999

                                      IMPORTANT

     Any Unit Holder desiring to tender any or all of his/her Units should complete and sign the Agreement of Sale in accordance with the instructions in the Agreement of Sale and mail or deliver a fully executed original of the Agreement of Sale along with any other required documents to the Purchaser at the address set forth on the back cover of this Offer to Purchase, or request his/her broker, dealer, commercial bank, credit union, trust company or other nominee to effect the transaction on their behalf.

     QUESTIONS OR REQUESTS FOR ASSISTANCE OR ADDITIONAL COPIES OF THIS OFFER TO PURCHASE OR THE AGREEMENT OF SALE MAY BE DIRECTED TO ARLEN CAPITAL, LLC (THE "DEPOSITARY") BY CALLING THE TOLL-FREE INFORMATION LINE: 1-800-891-4105.

          ---------------------------------------------------------------

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION OR ANY REPRESENTATION ON BEHALF OF THE PURCHASER OR TO PROVIDE ANY INFORMATION OTHER THAN AS CONTAINED HEREIN OR IN THE AGREEMENT OF SALE. NO SUCH RECOMMENDATION, INFORMATION OR REPRESENTATION MAY BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                              [INTENTIONALLY LEFT BLANK]



                                      (2)

                                  TABLE OF CONTENTS
INTRODUCTION . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .1

OFFER TO PURCHASE. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .5

Section 1.  Terms of the Offer.. . . . . . . . . . . . . . . . . . . . . . . . . . .5

Section 2.  Proration; Acceptance for Payment and Payment for Units. . . . . . . . .5

Section 3.  Procedures for Tendering Units.. . . . . . . . . . . . . . . . . . . . .7
               Valid Tender. . . . . . . . . . . . . . . . . . . . . . . . . . . . .7
               Backup Federal Income Tax Withholding . . . . . . . . . . . . . . . .7
               Tenders by Beneficial Holders . . . . . . . . . . . . . . . . . . . .8
               Signature Guarantees. . . . . . . . . . . . . . . . . . . . . . . . .8
               Appraisal Rights. . . . . . . . . . . . . . . . . . . . . . . . . . .8
               Other Requirements. . . . . . . . . . . . . . . . . . . . . . . . . .8
               Determination of Validity; Rejection of Units; Waiver of Defects;
                  No Obligation to Give Notice of Defects. . . . . . . . . . . . . .9

Section 4.  Withdrawal Rights. . . . . . . . . . . . . . . . . . . . . . . . . . . .9

Section 5.  Extension of Tender Period; Termination; Amendment . . . . . . . . . . 10

Section 6.  Certain Tax Consequences . . . . . . . . . . . . . . . . . . . . . . . 10

Section 7.  Purpose and Effects of the Offer.. . . . . . . . . . . . . . . . . . . 11
               Purpose of the Offer. . . . . . . . . . . . . . . . . . . . . . . . 11
               Effect on Trading Market and Price Range of the Units . . . . . . . 14

Section 8.  Future Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14

Section 9.  Past Contacts and Negotiations With General Partner. . . . . . . . . . 16

Section 10.  Certain Information Concerning the Business of the Partnership
               and Related Matters . . . . . . . . . . . . . . . . . . . . . . . . 17
               Business. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 17
               Distributions . . . . . . . . . . . . . . . . . . . . . . . . . . . 19

Section 11.  Certain Information Concerning the Purchaser. . . . . . . . . . . . . 21

Section 12.  Source of Funds . . . . . . . . . . . . . . . . . . . . . . . . . . . 22


                                      (i)



Section 13.  Certain Conditions of the Offer . . . . . . . . . . . . . . . . . . . 22

Section 14.  Certain Legal Matters and Required Regulatory Approvals.. . . . . . . 25
               General . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25
               Antitrust . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25
               State Takeover Laws . . . . . . . . . . . . . . . . . . . . . . . . 25

Section 15.  Fees and Expenses . . . . . . . . . . . . . . . . . . . . . . . . . . 26

Section 16.  Miscellaneous . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26

SCHEDULE 1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .S-1-1

SCHEDULE 2 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .S-2-1


                                      (ii)

To the Holders of Units of Limited Partnership Interests of Westin Hotels Limited Partnership


                                     INTRODUCTION

     Kalmia Investors, LLC, a Delaware limited liability company (the "Purchaser" or "Kalmia"), hereby offers to purchase up to 4,900 units of limited partnership interests including any rights attributable to claims, damages, recoveries, including recoveries from any class action lawsuits, and causes of action accruing to the ownership of such units of limited partnership interests ("Units") of Westin Hotels Limited Partnership, a Delaware limited partnership (the "Partnership"), at a purchase price of $1,000 net per Unit, without interest, less the amount of any cash distributions declared or paid, including any cash return of capital, if any, (collectively hereinafter referred to as "Distributions") made or declared with respect to the Units after December 15, 1998 (the "Purchase Price"), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Agreement of Sale (which together constitute the "Offer"). The 4,900 Units sought to be purchased pursuant to the Offer represent, to the best knowledge of the Purchaser, approximately 3.6% of the Units outstanding as of the date of the Offer.

We encourage you to consider the following factors:

- Holders of Units ("Unit Holders") who tender their Units will be giving up the opportunity to participate in any future potential benefits represented by ownership of Units, including, for example, the right to participate in any future distribution of cash or property, whether from operations, the proceeds of a sale of the Partnership's assets or in connection with any future liquidation of the Partnership. However, there is no guarantee of future results of the Partnership and investment in the Partnership.

- Although the Purchaser cannot predict the future value of the Partnership's assets on a per Unit basis, the Purchase Price could differ significantly from the net proceeds that would be recognized on a per Unit basis from the sale of the Partnership's assets or that may be realized upon a future liquidation of the Partnership.

- The tax consequences of the Offer to a particular Unit Holder may be different from those of other Unit Holders and we urge you to consult your own tax advisors in connection with the Offer.

- Unit Holders should note that the most recent reported trading activity in the Units occurred from August 1, 1998 to September 30, 1998. The average weighted price for Units reported in the limited and sporadic secondary market during the two-month period was $925 encompassing 480 Units (as reported by Partnership Spectrum, a third party publication). Such secondary market selling prices, however, do not take into account commissions charged by secondary market makers effectuating such sales which the Purchaser believes, based on a typical ten Unit sales transaction, range from 5% to 8% of the sales proceeds

          (which would result in a reduction of the net proceeds to the seller of approximately $462 to approximately $740).

- The Partnership in a Current Report on Form 8-K dated February 23, 1998 and filed on the same date with the Commission enclosed as an Exhibit to such Report a letter to the Partnership's limited partners which stated, in part:

               "RESULTS OF A RECENT APPRAISAL

                    In January 1998, the General Partner received reports estimating that the market value for the Hotels is in excess of $400 million on a combined Hotel basis. Based on these estimated values and after consideration of Partnership liabilities, the General Partner has concluded that the calculated value of the limited partners' equity is significantly in excess of the $700 per Unit offer from Kalmia.* It is important to note that such appraisal does not necessarily reflect the fair market value of the Units or what a limited partner would realized on liquidation of the Hotels."

               *This refers to a prior offer made by Purchaser. See Section 9 ("Past Contacts and Negotiations With General Partner").

-         The Purchaser is making the Offer with a view towards making a profit.
          Accordingly, there may be a conflict between the desire of the Purchaser to acquire the Units at a low price and the desire of the Unit Holders to sell the Units at a high price. No independent person has been retained to evaluate or render any opinion with respect to the fairness of the $1,000 Purchase Price and no representation is made as to such fairness. Other measures of value may be relevant to a Unit Holder and all Unit Holders are urged to carefully consider all of the information contained in the Offer to Purchase and Agreement of Sale and to consult with their own advisors (tax, financial or otherwise) in evaluating the terms of the Offer before deciding whether to tender their Units.

Unit Holders may no longer wish to continue with their investment in the Partnership and might consider accepting the Offer for one or more of the following reasons:

- There is no public market for the Units and it is not anticipated that a public market will develop. (See the Partnership's Annual Report on Form 10-K for the fiscal year ended December 31, 1997). Unit Holders who desire resale liquidity may wish to consider the Offer. The Offer affords a significant number of Unit Holders with an opportunity to dispose of their Units for cash, which otherwise might not be available to them. The Purchase Price is not intended to represent either the fair market value of a Unit or the Partnership's assets on a per Unit basis. Although there are some limited resale mechanisms available to the Unit Holders wishing to sell their Units, there is no formal or organized trading market for the Units.

- The Offer may be attractive to certain Unit Holders who wish in the future to avoid the continued additional expense, delay and complication in filing income tax returns which result from the ownership of the Units.

- The Offer provides Unit Holders with the opportunity to liquidate their Units and to reinvest the proceeds in other investments should they desire to do so.

- The Offer will provide Unit Holders with an immediate opportunity to liquidate their investment in the Partnership without the usual transaction costs associated with secondary market sales.

     If you wish to sell some or all of your Units now, please read carefully the enclosed Offer to Purchase and the Agreement of Sale. All you need to do is complete the Agreement of Sale in accordance with the instructions provided therein, sign where indicated, have your signature Medallion Guaranteed and return it to the Purchaser, in the pre-addressed return envelope. If you desire to accept this Offer, please carefully follow the instructions on the Agreement of Sale. Errors will delay and possibly prevent acceptance of your tender of the Units.

     If, prior to the Expiration Date, the Purchaser increases the consideration offered to Unit Holders pursuant to the Offer, such increased consideration will be paid with respect to all Units that are purchased pursuant to the Offer, whether or not such Units were tendered prior to such increase in consideration.

     The Offer is being made by the Purchaser as a speculative investment based upon the belief that the Units represent an attractive investment at the price offered based upon, in part, the expected liquidation of the Partnership's assets. The purpose of the Offer is to allow the Purchaser to benefit from any one combination of the following: (i) any cash distributions from Partnership operations in the ordinary course of business; (ii) distributions, if any, of net proceeds from the liquidation of any properties after the Partnership has satisfied its liabilities; (iii) any cash from any redemption of the Units by the Partnership; and (iv) sale of the Units.

     The Offer is not conditioned upon the valid tender of any minimum number of the Units. If more than 4,900 Units, are validly tendered and not withdrawn, the Purchaser will accept up to 4,900 of the tendered Units for purchase on a pro rata basis, subject to the terms and conditions herein. See "Tender Offer--Section 13. Certain Conditions of the Offer." The Purchaser expressly reserves the right to terminate the Offer at anytime and to waive any or all of the conditions of the Offer, although the Purchaser does not presently intend to waive any such conditions.

     The Partnership is subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith is required to file reports and other information with the Securities and Exchange Commission ("Commission") relating to its business, financial condition and other matters. Such reports and other information are available on the Commission's Electronic Data Gathering and Retrieval System (EDGAR), at its internet website at www.sec.gov.com and may be inspected at the public reference facilities maintained by the Commission at room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and is available for inspection and copying at the regional offices of the Commission located in Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and at 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Room of the Commission in Washington, D.C. at prescribed rates.

     The Purchaser has filed with the Commission a Tender Offer Statement on
Schedule 14D-1 (including exhibits) pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, which provides certain additional information with respect to the Offer. Such Statements and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the Commission in the manner specified above.

     According to publicly available information, there were 135,600 Units issued and outstanding at December 31, 1997, held by approximately 8,248 Unit Holders. The Purchaser currently owns 8,475 Units which is approximately 6.25% of the outstanding Units.

     Information contained in this Offer to Purchase which relates to, or represents statements made by the Partnership or the General Partner, has been derived from information provided in reports and other information filed with the Commission by the Partnership and General Partner.

     Unit Holders are urged to read this Offer to Purchase and the accompanying Agreement of Sale carefully before deciding whether to tender their Units.

                                  OFFER TO PURCHASE

     SECTION 1. TERMS OF THE OFFER. Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay for up to 4,900 Units that are validly tendered on or prior to the Expiration Date and not withdrawn in accordance with Section 4 of this Offer to Purchase. The term "Expiration Date" shall mean 12:00 midnight, Eastern Time, on March 2, 1999, unless and until the Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest date on which the Offer, as so extended by the Purchaser shall expire.

     Subject to any approval rights of the General Partner under the terms of the Partnership Agreement, the Purchaser reserves the right to transfer or assign, (in whole or in part from time to time), to one or more of the Purchaser's affiliates, the right to purchase all or any portion of the Units tendered pursuant to the Offer. Any such transfer or assignment will not relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering Unit Holders to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

     The Offer is conditioned on satisfaction of certain conditions. See "Tender Offer--Section 13. Certain Conditions of the Offer," which sets forth in full the conditions of the Offer. The Purchaser reserves the right (but shall not be obligated), for any reason, or for no reason, to waive any or all of such conditions or to terminate the offer at any time. If any or all of such conditions have not been satisfied or waived by the Expiration Date, the Purchaser reserves the right (but shall not be obligated) to (i) decline to purchase any of the Units tendered, (ii) terminate the Offer and return all tendered Units to tendering Unit Holders, (iii) waive all the unsatisfied conditions and, subject to complying with applicable rules and regulations of the Commission, purchase all Units validly tendered, (iv) extend the Offer and, subject to the right of Unit Holders to withdraw Units until the Expiration Date, retain the Units that have been tendered during the period or periods for which the Offer is extended or (v) to otherwise amend the Offer.

     The Offer to Purchase and the related Agreement of Sale are being mailed at the Purchaser's expense to Unit Holders or beneficial owners of Units (in case of Individual Retirement Accounts (IRA) and qualified plans).

     SECTION 2. PRORATION; ACCEPTANCE FOR PAYMENT AND PAYMENT FOR UNITS. If not more than 4,900 Units are validly tendered and not properly withdrawn prior to the Expiration Date the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment all such Units so tendered.

     If more than 4,900 Units are validly tendered and not properly withdrawn on or prior to the Expiration Date, the Purchaser, upon the terms and subject to the conditions of the Offer, will accept for payment 4,900 Units so tendered, on a pro rata basis with appropriate adjustments to avoid tenders of fractional Units and purchases that would violate transfer restrictions contained in the Partnership's Amended and Restated Agreement of Limited Partnership ("Partnership Agreement").

     In the event that proration is required, because of the difficulty of immediately determining the precise number of Units to be accepted, the Purchaser will announce the final results of proration as soon as practicable, but in no event later than five to ten business days following the Expiration Date. Subject to the Purchaser's obligations under Rule 14e-1(c) under the Exchange Act to pay Unit Holders the Purchase Price in respect of Units tendered or to return those Units promptly after termination or withdrawal of the Offer, the Purchaser will not pay for any Units tendered until after the final proration results have been determined.

     Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), the Purchaser will accept for payment, and will pay for, Units validly tendered and not withdrawn in accordance with Section 4 below, as promptly as practicable following the Expiration Date. Upon written notification by the Partnership that the Units purchased by the Purchaser have been approved for transfer to it or that the selling Unit Holder's address has been changed to Purchaser's address, the Purchaser will pay for the Units. In all cases, payment for Units purchased pursuant to the Offer will be made only after the Expiration Date and timely receipt by the Purchaser of a properly completed and duly executed Agreement of Sale and any other documents required by the Agreement of Sale.

     For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment (and thereby purchased) tendered Units when, as and if the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Units pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Units purchased pursuant to the Offer will in all cases be made by the deposit of the Purchase Price with the Depositary who will act as agent for the purpose of receiving payment from the Purchaser and transmitting payment to the tendering Unit Holders. Under no circumstances will interest be paid on the Purchase Price for any Unit by reason of any delay in making such payment.

     If any tendered Units are not purchased for any reason, the Agreement of Sale with respect to such Units not purchased will be of no force or effect. If, for any reason whatsoever, acceptance for payment of, or payment for, any Units tendered pursuant to the Offer is delayed, then, without prejudice to the Purchaser's rights under Section 13 (but subject to compliance with Rule 14e-1(c) under the Exchange Act), the Purchaser may retain tendered Units, subject to any limitations of applicable law, and such Units may not be withdrawn except to the extent that the tendering Unit Holders are entitled to withdrawal rights as described in Section 4.

     If, prior to the Expiration Date, the Purchaser shall increase the consideration offered to Unit Holders pursuant to the Offer, such increased consideration shall be paid for all Units accepted for payment pursuant to the Offer, whether or not such Units were tendered prior to such increase.

     The Purchaser reserves the right to transfer or assign, at any time and from time to time, in whole or in part, to one or more affiliates or direct or indirect subsidiaries of the Purchaser, the right to purchase Units tendered pursuant to the Offer, but no such transfer or assignment will relieve the Purchaser of its obligations under the Offer or prejudice the rights of tendering Unit Holders to receive payment for Units validly tendered and accepted for payment pursuant to the Offer.

     SECTION 3.  PROCEDURES FOR TENDERING UNITS.

     VALID TENDER. For Units to be validly tendered pursuant to the Offer, a properly completed and duly executed Agreement of Sale must be received by the Purchaser at its address set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date. A Unit Holder may tender any or all Units owned by such Unit Holder.

     In order for a tendering Unit Holder to participate in the Offer, Units must be validly tendered and not withdrawn prior to the Expiration Date, which is 12:00 midnight, Eastern Time, on March 2, 1999.

     Although the Purchaser has included a pre-addressed envelope with this Offer for the convenience of Unit Holders, the method of delivery of the Agreement of Sale is at the option and sole risk of the tendering Unit Holder, and the delivery will be deemed made only when actually received by the Purchaser. If delivery is by mail, registered mail with return receipt requested is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

     BACKUP FEDERAL INCOME TAX WITHHOLDING. To prevent the possible application of backup federal income tax withholding with respect to payment of the Purchase Price for Units purchased pursuant to the Offer, a tendering Unit Holder must verify such Unit Holder's correct taxpayer identification number or social security number, as applicable, and make certain certifications that the Unit Holder is not subject to backup federal income tax withholding.

     The Unit Holder is required to certify in the Agreement of Sale, under penalties of perjury, that (i) the tax identification number shown on the Agreement of Sale is the Unit Holder's correct taxpayer identification number; and (ii) the Unit Holder is not subject to backup withholding either because the Unit Holder has not been notified by the Internal Revenue Service (the "IRS") that the Unit Holder is subject to backup withholding as a result of failure to report all interest or dividends, or the IRS has notified the Unit Holder that the Unit Holder is no longer subject to backup withholding.

     The Unit Holder is also required to certify in the Agreement of Sale, under penalties of perjury, that the Unit Holder, if an individual, is not a nonresident alien for purposes of U.S. income taxation, and if not an individual, is not a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Internal Revenue Code and Income Tax Regulations). The Unit Holder understands that this certification may be disclosed to the IRS by the Purchaser and that any false statements contained herein could be punished by fine, imprisonment, or both.

     TENDERS BY BENEFICIAL HOLDERS. Tenders of Units made by beneficial holders of Units will be deemed an instruction to brokers, dealers, commercial banks, trust companies, custodian and similar persons or entities whose names, or the names of whose nominees, appear as the registered owner of such Units, to tender such Units on behalf of such beneficial holder. A tender of Units can only be made by the registered owner of such Units.

     SIGNATURE GUARANTEES. The signature(s) on the Agreement of Sale must be Medallion guaranteed by a commercial bank, savings bank, credit union, savings and loan association or trust company having an office, branch or agency in the United States, a brokerage firm that is a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., as provided in the Agreement of Sale.

     APPRAISAL RIGHTS. Unit Holders will not have any appraisal or dissenter's rights with respect to or in connection with the Offer.

     OTHER REQUIREMENTS. By executing and delivering the Agreement of Sale, a tendering Unit Holder irrevocably appoints the Purchaser and/or designees of the Purchaser and each of them as such Unit Holder's proxies, with full power of substitution, in the manner set forth in this Agreement of Sale.

     By executing and delivering the Agreement of Sale, a tendering Unit Holder also irrevocably assigns to the Purchaser, and its assigns, all of the right, title and interest, free and clear of all liens and encumbrances of any kind, of such Unit Holder in the Partnership with respect to the Units tendered and purchased pursuant to the Offer, including, without limitation, such Unit Holder's right, title and interest in and to any and all Distributions made by the Partnership after December 15,1998 in respect of the Units tendered by such Unit Holder and accepted for payment by the Purchaser, regardless of the fact that the record date for any such Distribution may be a date prior to December 15,1998. The Purchaser will seek to be admitted to the Partnership as an Assignee and/or a substitute limited partner upon consummation of the purchase of Unit Holder's Units pursuant to the Offer and it is the intention of the Unit Holder that upon consummation of the purchase of Unit Holder's Units pursuant to the Offer that the Purchaser succeed to the Unit Holder's interest as an assignee and/or a substitute limited partner of the Partnership in such Unit Holder's place.

     By executing an Agreement of Sale as set forth above, a tendering Unit Holder also agrees that notwithstanding any provisions of the Partnership's Partnership Agreement which provide that any transfer is not effective until a date subsequent to the date of any transfer of Units under the Offer, the Purchase Price shall be reduced by any Distributions with respect to the Units after December 15,1998.

     DETERMINATION OF VALIDITY; REJECTION OF UNITS; WAIVER OF DEFECTS; NO OBLIGATION TO GIVE NOTICE OF DEFECTS. All questions as to the form of documents and validity, eligibility (including time of receipt) and acceptance for payment of any tender of Units will be determined by the Purchaser, in its sole discretion, which determination will be final and binding on all parties. The Purchaser reserves the absolute right to reject any or all tenders determined by it not to be in proper form or the acceptance of or payment for which may, in the opinion of the Purchaser or Purchaser's counsel, be unlawful. The Purchaser also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender of Units of any particular Unit Holder whether or not similar defects or irregularities are waived in the case of other Unit Holders.

     The Purchaser's interpretation of the terms and conditions of the Offer (including the Agreement of Sale and the instructions thereto) will be final and binding. No tender of Units will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. Neither the Purchaser nor any of its affiliates or assigns, if any, or any other person will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

     The Purchaser's acceptance for payment of Units tendered pursuant to any of the procedures described above will constitute a binding agreement between the tendering Unit Holder and the Purchaser upon the terms and subject to the conditions of the Offer.

     SECTION 4.  WITHDRAWAL RIGHTS. Except as otherwise provided in this
Section 4, tenders of Units made pursuant to the Offer are irrevocable. Units tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date and, unless previously accepted for payment as provided herein, may also be withdrawn at any time after April 2, 1999 (or such later date as may apply in case the Offer is extended).

     If, for any reason whatsoever, acceptance for payment of any Units tendered pursuant to the Offer is delayed, or the Purchaser is unable to accept for payment or pay for Units tendered pursuant to the Offer, then, without prejudice to the Purchaser's rights set forth herein, the Purchaser may retain tendered Units and such Units may not be withdrawn, except to the extent that the tendering Unit Holder is entitled to and duly exercises withdrawal rights as described in this Section 4. Any such delay will be by an extension of the Offer to the extent required by law.

     In order for a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at its address set forth on the last page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Units to be withdrawn, with the signature of such person Medallion guaranteed in the same manner as the signature in the Agreement of Sale, the number of Units to be withdrawn, and (if the Agreement of Sale has been delivered) the name of the Unit Holder as set forth in the Agreement of Sale. Withdrawals of Units may not be rescinded. Any Units properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in Section 3.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding. Neither the Purchaser nor any of its affiliates or assigns, if any, or any other person will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     SECTION 5. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENT. The Purchaser expressly reserves the right, in its sole discretion, at any time and from time to time, (i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and the payment for, any Units by giving oral or written notice of such extension, (ii) to terminate the Offer at any time from any or no reason and not accept for payment any Units not theretofore accepted for payment or paid for, by giving oral or written notice of such termination. (iii) upon the failure to satisfy any of the conditions specified in Section 13, to delay the acceptance for payment of, or payment for, any Units not heretofore accepted for payment or paid for, by giving oral or written notice of such termination or delay, and (iv) to amend the Offer in any respect (including, without limitation, by increasing or decreasing the consideration offered or the number of Units being sought in the Offer or both) by giving oral or written notice of such amendment. Any extension, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., Eastern Time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirement of Rule 14e-1(d) under the Exchange Act.

     If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will extend the Offer to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act. The minimum period during which an offer must remain open following a material change in the terms of the offer or of information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the change in the terms or information. With respect to a change in price or a change in percentage of securities sought (other than an increase of not more than 2% of the securities sought), however, a minimum ten business day period is generally required to allow for adequate dissemination to security holders and for investor response. As used in this Offer, "business day" means any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern Time.

     SECTION 6.  CERTAIN TAX CONSEQUENCES.

     UNIT HOLDERS SHOULD CONSULT THEIR RESPECTIVE TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO EACH SUCH UNIT HOLDER OF SELLING UNITS PURSUANT TO THE OFFER.

     SECTION 7.  PURPOSE AND EFFECTS OF THE OFFER.

     PURPOSE OF THE OFFER. The Purchaser is making the Offer for investment purposes only (See Section 8 -- "Future Plans") with a view towards making a profit. The Purchaser's intent is to acquire the Units at a discount to the value that the Purchaser might ultimately realize from owning the Units.

     The Offer is being made by the Purchaser as a speculative investment based upon the belief that the Units represent an attractive investment at the price offered based upon, in part, the remaining assets of the Partnership. The purpose of the Offer is to allow the Purchaser to benefit from any one combination of the following: (i) any cash distributions from Partnership operations in the ordinary course of business; (ii) distributions, if any, of net proceeds from the liquidation of any properties after the Partnership has satisfied its liabilities; (iii) any cash from any redemption of the Units by the Partnership; and (iv) sale of the Units.

     The Purchaser established the Purchase Price of $1,000 per Unit based on a number of factors, including (i) the prices of recent secondary market resales of the Units; (ii) the illiquid nature of the investment; and (iii) the costs to the Purchaser associated with acquiring the Units ("Factors").

     The Purchase Price represents the price at which the Purchasers are willing to purchase Units. No independent person has been retained by the Purchaser to evaluate or render any opinion with respect to the fairness of the Purchase Price to the Seller's and no representation is made as to such fairness. The Purchaser urges those Unitholders that are considering tendering their Units pursuant to the Offer to first consult with their own advisors (e.g., tax, financial) in evaluating the terms of the Offer before deciding whether or not to tender Units.

     The Purchaser is offering to purchase Units which are a relatively illiquid investment and are not offering to purchase the Partnership's underlying assets. Consequently, the Purchaser does not believe that the underlying asset value of the Partnership is determinative in arriving at the Purchase Price. Nevertheless, using publicly available information concerning the Partnership contained in the Partnership's Annual Report on Form 10-K for the year ended December 31, 1997, the Purchaser used an estimated asset value to derive an estimated market value for the Units solely for purposes of formulating their Offer.

     In determining their estimated value of the Units, the Purchaser first calculated the estimated current net operating income in accordance with the Partnership's financial statements. Then, in consideration of the Factors discussed above, the Purchaser determined the appropriate capitalization rate for the Partnership's net operating income. The resulting net asset value of the Partnership's properties was added to the Partnership's net current assets and the Partnership's total estimated asset value was then reduced by the Purchaser's estimate of the hypothetical costs to liquidate the portfolio plus the Purchaser's estimated acquisition and transfer costs.

     Other measures of value may be relevant to a Unit Holder and all Unit Holders are urged to carefully consider all of the information contained in the Offer to Purchase and Agreement of Sale and to consult with their own advisors (tax, financial or otherwise) in evaluating the terms of the Offer before deciding whether to tender Units. The Offer is being made as a speculative investment by the Purchaser based on its belief that there is inherent underlying value in the assets of the Partnership.

     The General Partner disclosed in its Annual Report on Form 10-K for the year ended December 31, 1997 filed with the Commission in March, 1998 (the "1997 10-K"), the following information with regard to restrictions on transfer of
Units:

          "There is no public market for the Units, and it is not anticipated that a public market for the Units will develop. The transfer of Units, or any interest therein, is subject to a variety of restrictions. Limited Partners may not transfer their interests in the

          Partnership if, in the opinion of the Partnership's counsel, such transfers might violate the registration requirements of the Securities Act of 1933, as amended, or the laws of any other jurisdiction or agency applicable to the transfers, cause the Partnership to be regarded as an association taxable as a corporation, result in the dissolution or termination of the Partnership or result in a Hotel Partnership's not being able to obtain or continue in effect any license permitting the service or sale of alcoholic beverages in its Hotel. The assignee must also meet certain other requirements set forth in the Amended and Restated Agreement of Limited Partnership of Westin Hotels Limited Partnership before it may be recognized as a substituted Limited Partner, including the payment of all reasonable expenses connected with the transfer of any interest. The limited partners or their representatives must furnish, as to voluntary transfers, sufficient information to counsel to permit the foregoing determination to be made.

     "The General Partner is aware of certain transfers of Units between unrelated parties, some of which do occur through certain secondary markets that specialize in trading limited partnership interests ("Limited Partnership Exchanges"). Initially, because these transactions were limited and sporadic in number and volume, it had been the General Partner's policy not to disclose the prices at which Units were transferred. Around July 1996, in response to direct requests for Unit sales price and value estimates, the General Partner began advising individuals that Unit exchange sales were occurring on Limited Partnership Exchanges and providing those individuals with the names of Limited Partnership Exchanges and other sources to contact for exchange trading price information.

     "In 1996, 1997, and more recently, in 1998, the General Partner became aware of offers to purchase Units, which were mailed to limited partners, that have ranged from $185 to $700 per Unit. The General Partner responded, without recommending either an acceptance or rejection of any offer, by providing the limited partners with certain information concerning reported Unit sales. The following information reflects the Partnership's records of the average and range of Unit sale prices to date:


     "                               Average per Unit                   Range of per Unit Sale
                                        Sales Price                           Sales Price
     ----------------------          -----------------                  ----------------------
     1996:  First Quarter                    $201.63                       $120.00 to $215.34
            Second Quarter                   $242.32                       $150.12 to $269.00
            Third Quarter                    $315.81                       $204.50 to $347.00
            Fourth Quarter                   $363.84                       $340.00 to $387.60

     1997:  First Quarter                    $505.93                       $320.00 to $624.75


                                       12



            Second Quarter                   $530.37                       $400.00 to $590.00
            (through April 21, when sales were suspended)

     1998:  First Quarter                    $733.01                       $545.00 to $890.00
            (through March 21, 1998)


     "In October 1996 the General Partner determined it to be in the best interest of the Partnership to implement a Unit transfer policy that relies on the protections of the 5% safe harbor, promulgated by the Internal Revenue Service, to prevent the Partnership from being deemed a "publicly traded partnership" pursuant to Section 7704 of the Internal Revenue Code. The 5% safe harbor applies if the sum of the percentage interests in partnership capital or profits represented by Units traded during any calendar year does not exceed 5% of the total Partnership interests. On April 21, 1997, upon reaching 1997 Unit sales aggregating 6,848, the General Partner suspended its approval of any Unit sales transfer requests in order to comply with the 5% safe harbor. The Partnership has already received transfer requests for 6,514 Unit sales for the first quarter of 1998. When the Partnership reaches 1998 Unit sales aggregating 6,848, the General Partner will suspend its approval of any Unit sales transfer requests for the remainder of 1998."

     Purchaser believes that Units purchased pursuant to a tender offer pursuant to Schedule 14D-1 filed would not violate the publicly traded partnership rules. Further, the Partnership agreed in writing to change the address on the records of the Partnership from Seller to Purchaser, which the Partnership has done for the Purchaser's prior offers. (See Section 9 - "Past Contacts and Negotiation With General Partner").

     In determining the number of Units for which the Offer is made (representing approximately 3.6% of the outstanding Units), the Purchaser took these restrictions into account and has conditioned the Offer on not violating such restrictions. See "Tender Offer--Section 13. Certain Conditions of the Offer." The foregoing are hereafter referred to as the "Transfer Restrictions."

     EFFECT ON TRADING MARKET AND PRICE RANGE OF THE UNITS. If a substantial number of Units are purchased pursuant to the Offer, the result will be a reduction in the number of Unit Holders. In the case of certain kinds of equity securities, a reduction in the number of security-holders might be expected to result in a reduction in the liquidity and volume of activity in the trading market for the security. In this case, however, there is a limited trading market for the Units and, therefore, the Purchaser does not believe a reduction in the number of Unit Holders will materially further restrict the Unit Holders' ability to find purchasers for their Units.

     The Partnership disclosed in its 1997 10-K that there is no public market for the Units, and it is not anticipated that a public market will develop.

     The Units are registered under Section 12(g) of the Exchange Act, which means, among other things, that the Partnership is required to file periodic reports with the Commission and to comply with the Commission's proxy rules. The Purchaser does not expect or intend that consummation of the Offer will cause the Units to cease to be registered under Section 12(g) of the Exchange Act. Currently, there are approximately 8,284 Unit Holders.
If the Units were to be held by fewer than 300 persons, the Partnership could apply to de-register the Units under the Exchange Act. Because the Units are widely held, however, the Purchaser expects that even if it purchases the maximum number of Units in the Offer, after that purchase the Units will be held of record by substantially more than 300 persons.

     Partnership Spectrum, a third party publication reported that during the period September 1, 1998 through October 31, 1998 that trades at an average weighted price of $925 per Unit, encompassing 480 Units, took place. Such secondary market selling prices, however, do not take into account commissions charged by secondary market makers effectuating such sales which the Purchaser believes, based on a typical ten Unit sales transaction, range from 5% to 8% of the sales proceeds (which would result in a reduction of net proceeds to the seller of approximately $462 to approximately $740).

     The successful purchase of 3.6% of the outstanding Units by the Purchaser will cause the Purchaser to own approximately 9.9% of the outstanding Units. The Purchaser may then be a position to exert a strong influence upon the General Partner and the operation of the Partnership.

     SECTION 8. FUTURE PLANS. The Purchaser is acquiring the Units pursuant to the Offer for investment purposes only, has no current intentions to change current management or operations of the Partnership and has no current plans for any extraordinary transactions involving the Partnership.

     The Purchaser believes that current market conditions are such that a sale of the Partnership's properties would be in the best interests of the Unit Holders. Purchaser has sought, and may in the future seek, to encourage the Partnership to have the Partnership's properties sold and have the Partnership liquidated and dissolved. If the Partnership does not sell the hotels in a timely manner, the Purchaser may seek to force a vote of Unit Holders to sell the hotels, or remove the General Partner, and elect a new general partner who will sell the hotels. See Section 9 ("Past Contacts and Negotiations with General Partner").

     The Purchaser and its affiliates may acquire additional Units through private purchases, one or more future tender offers or by any other means deemed advisable. Such future purchases will also be for investment purposes only and may be at prices higher or lower than the Purchase Price.

     SECTION 9.  PAST CONTACTS AND NEGOTIATIONS WITH GENERAL PARTNER.

     Purchaser first requested the list of Limited Partners of the Partnership in August 1996, and received the list of Limited Partners from the Partnership in a timely manner. From October 1996 to June 1998 Purchaser has had continuous discussions by telephone, letter, and memorandum with the Partnership pursuant to matters pertaining to the transfer of Units from sellers to Purchaser, including the applicability of the "publicly traded partnership" tax rules regarding transfers. As a result of such communications, the Partnership has agreed to cause the address of the sellers of Units to the Purchaser to change the seller's address to the Purchaser's address, which the Partnership has done in connection with certain of the sellers' Units acquired by Purchaser as a result of prior offers described below.

     Purchaser, pursuant to seven separate limited tender offers and one tender offer filed with the Commission on Schedule 14D-1 (the "14D-1 Offer"), acquired a total of 8,475 Units, which is approximately 6.25% of the issued and outstanding Units of the Partnership. On September 18, 1996, Purchaser commenced the first limited tender offer for 6,780 Units at a price of $230 per Unit, pursuant to which Purchaser acquired 3,092 Units, which offer expired on November 26, 1996. On February 18, 1997, Purchaser commenced a second limited tender offer for an additional 3,497 Units at a purchase price of $310 per Unit, pursuant to which Purchaser acquired 384 Units, which offer expired on March 20,
1997.   Purchaser commenced a third limited tender offer on June 2, 1997 for an additional 3,233 Units at a purchase price of $450 per Unit, pursuant to which Purchaser acquired 733 Units, which offer expired on July 3, 1997. On August 12, 1997, Purchaser commenced its fourth limited tender offer for an additional 2,435 Units at a purchase price of $550 per Unit, pursuant to which Purchaser
acquired 281 Units, which offer expired on September 17, 1997.   Purchaser
commenced its fifth limited tender offer on October 17, 1997 for an additional 2,119 Units at a purchase price of $650 per Unit, pursuant to which Purchaser
acquired 754 Units which offer expired on November 18, 1997.   On January 30,
1998, Purchaser commenced a sixth limited tender offer for an additional 1,399 Units at a purchase price of $700 per Unit, pursuant to which Purchaser acquired
990 Units which offer expired on February 27, 1998.    Purchaser commenced its
final limited tender offer on April 15, 1998 for an additional 530 Units at a purchase price of $750 per Unit, pursuant to which purchaser acquired 515 Units, which offer expired on May 15, 1998. Purchaser commenced the 14D-1 Offer on December 16, 1998 for an additional 6,500 Units at a purchase price of 1,000 per Unit, pursuant to which Purchaser acquired 1,726 Units. The 14D-1 Offer expired on January 18, 1998.

     In the fall of 1997, Purchaser contacted the General Partner by telephone to determine whether the General Partner might have any interest in purchasing the Units owned by Purchaser in the Partnership. The General Partner indicated that they had an interest but they had a major tax problem to overcome in that the General Partner was now owned by Starwood Hotels and Resorts Trust ("Starwood") which was a "Paired-Share" Real Estate Investment Trust ("REIT") and had received special tax benefits by reason of being a Paired-Share REIT. There was a very legitimate concern as to whether or not they could purchase Purchaser's Units. The tax lawyers retained by Purchaser and the tax lawyers for Starwood were never able to come to the opinion that Starwood could acquire Purchaser's Units without jeopardizing their Paired-Share status. As a result, negotiations for any possible purchase of the Units were terminated.

     On November 5, 1998, Purchaser sent a letter to the Unit Holders (a copy of which was sent to the General Partner of the Partnership) seeking the Unit Holder's consent to request the Partnership to cause a vote of the Unit Holders to sell the Partnership's hotels. Unit Holder's in excess of [ ]% of the Units agree to join Purchaser in such request. As a result of such letter and telephone conversations between the Purchaser and the General Partner, the Purchaser was advised in a telephone conversation with the General Partner on November 19, 1998 that the General Partner will cause the partnership to immediately proceed with the sale of the hotels and that within two to three weeks from that date the General Partner will send the Unit Holder a letter to that effect. Because of the General Partners anticipated action to sell the hotels, the request to the General Partners to commence such a consent solicitation has not been formally made. If the sale of the hotels is not commenced, the Purchaser will seek to have the General Partner cause a vote of Unit Holders to sell the hotels and/or remove the General Partner of the Partnership. See Section 8. ("Future Plans").

     On November 19, 1998, Purchaser, provided the General Partner with the name of a potential purchaser of Partnership's hotels.

     During the period January 11, 1999 and January 29, 1999, representatives of the Purchaser and the Partnership discussed the providing of a legal opinion regarding the transfer of the Units Purchaser acquired in its 14D-1 Offer. Such discussions are ongoing.

     SECTION 10. CERTAIN INFORMATION CONCERNING THE BUSINESS OF THE PARTNERSHIP AND RELATED MATTERS.

     BUSINESS. The following information was extracted from the Partnership's 1997 10-K, the Quarterly Report on Form 10-Q for the nine-month period ended September 30, 1997 and Current Reports on Form 8-K filed during 1998 (collectively the "Reports"), which Reports were filed with the Commission. The Purchaser did not prepare any of the information contained in such reports and extracted in this Offer and the Purchaser makes no representation as to the accuracy or completeness of such information.

The Partnership was organized on April 25, 1986 under the laws of Delaware. The Partnership is engaged solely in the business of owning and operating hotels. The Partnership's business offices are located at 2231 East Camelback Road, Suite 400, Phoenix, Arizona 85106-3435.

     The General Partner disclosed is its 1997 10-K that:

     "On January 2, 1998, Starwood Hotels & Resorts Trust (the "Trust"), a real estate investment trust, whose shares are paired and trade together as a unit with Starwood Hotels & Resorts Worldwide, Inc. (the "Corporation"), a hotel management and operating company, completed the merger of Westin Hotels & Resorts Worldwide, Inc. ("Westin Worldwide"). Effective upon closing of the Westin Worldwide merger, the Trust's and Corporation's names were changed to Starwood Hotels & Resorts Trust and Starwood Hotels & Resorts Worldwide, Inc., respectively. The Trust was renamed Starwood Hotels &
Resorts on February 24, 1998. The Trust and Corporation together are referred to as "Starwood". This transaction was pursuant to the Transaction Agreement, dated as of September 8, 1997, among WHWE L.L.C., a Delaware limited liability company, Woodstar Investor Partnership, a Delaware general partnership, Nomura Asset Capital Corporation, a Delaware corporation,
Juergen Bartels, W&S Hotel L.L.C., a Delaware limited liability company,
Westin Hotels & Resorts Worldwide, Inc., a Delaware corporation, W&S
Lauderdale Corp., a Delaware corporation, W&S Seattle Corp., a Delaware corporation, Westin St. John Hotel Company, Inc., a United States Virgin Islands corporation, W&S Denver Corp., a Delaware corporation, W&S Atlanta Corp., a Delaware corporation, Starwood Lodging Trust, a Maryland real estate investment trust, SLT Realty Limited Partnership, a Delaware limited partnership, Starwood Lodging Corporation, a Maryland corporation and SLC Operating Limited Partnership, a Delaware limited partnership ("Transaction Agreement").

     "Pursuant to the Transaction Agreement, Westin Worldwide, including its wholly owned subsidiary Westin Hotel Company, were merged with and into the Trust and the separate corporate existence of Westin Worldwide and Westin Hotel Company thereupon ceased. Westin Realty, St. Francis Corp., and 909 Corp., each formerly wholly owned subsidiaries of Westin Hotel Company, are now wholly owned subsidiaries of the Corporation. The merger does not change the structure of the General Partner's and limited partners' ownership interest in either the Partnership or the Hotel Partnerships. Moreover, none of the owners of Starwood have any beneficial ownership in the Partnership as a limited partner.

     "In conjunction with the merger, Westin Hotel Company assigned the management agreements for The Westin St. Francis Hotel to St. Francis Corp. and for The Westin Michigan Avenue, Chicago to 909 Corp. The Hotels continue to be managed as full-service Westin hotels and operated as part of the Westin international hotel system.

     "On February 24, 1998, the Corporation acquired ITT Corporation, creating a preeminent global hotel company with 650 hotels in 70 countries. This transaction was pursuant to the Amended and Restated Agreement and Plan of Merger dated as of November 12, 1997, among Starwood Lodging Corporation, a Maryland corporation ("Parent"), Chess Acquisition Corp., a Nevada corporation and a controlled subsidiary of Parent, Starwood Lodging Trust, a Maryland real estate investment trust and ITT Corporation, a Nevada corporation. Because the Corporation and its affiliates own and/or operate hotels other than those owned by the Partnership, potential conflicts of interest exist. While the Corporation and its officers have the right to compete with the Hotels, including the right to own, operate and develop competing hotels, the General Partner is under a fiduciary duty to conduct the affairs of the Partnership and consequently must exercise good faith and integrity in handling Partnership affairs."

     "When the Partnership was formed in 1986, it was anticipated that a sale or refinancing of the Hotels would be explored after eight years of Partnership operations. Beginning with 1994, the Partnership agreement directed the General Partner to actively review opportunities to sell or refinance the Hotel properties on behalf of the Partnership. During 1994 the General Partner emphasized restructuring the debt to stabilize both
Hotels and to allow them to remain competitive in their respective markets.
The General Partner will review the opportunities to sell or refinance the Hotel properties when it reasonably believes that such action is in the best interest of the Partnership. As the real estate market for upscale hotel properties continues to improve, the General Partner will monitor the market conditions for appropriate opportunities to sell or refinance the properties.
By the end of 2001, the General Partner must use its best efforts to sell or refinance the Hotel properties."

DISTRIBUTIONS. The Partnership disclosed in its 1997 10-K, that it made distributions as follows:

                Year Ending     Distributions Per
                December 31            Unit
                -----------     -----------------
                    1995               $-0-
                    1996               $-0-
                    1997              $95.00

     The Partnership's General Partner in a letter dated November 3, 1998 to limited partners stated "The total planned distribution for 1998 is $95 per Unit."

     Set forth below is a summary of certain financial information with respect to the Partnership, which has been excerpted or derived from the Partnership's 1997 10-K Quarterly Report on Form 10-Q for the Quarterly Period ended September 30, 1998. More comprehensive financial and other information is included in such reports and other documents filed by the Partnership with the Commission, and the following summary is qualified in its entirety by reference to such reports and other documents and all the financial information and related notes contained therein. Such reports and other documents may be examined and copies may be obtained from the offices of the Commission at the addresses set forth in the "Introduction." The Purchaser disclaims any responsibility for the information included in such reports and documents, and extracted in this Offer to Purchase.

                            Selected Financial Information
                  (In Thousands of Dollars, Except Per Unit Amounts)

                             Fiscal Year          Fiscal Year           Fiscal Year
                            Ended 12/31/97       Ended 12/31/96       Ended 12/31/95
                            --------------       --------------       --------------
 Operating Profit              $ 22,459               $19,899             $13,994
 Net Income                    $  9,691               $ 6,978             $ 1,713

 Net Income per Unit           $  71.47               $ 51.46             $ 12.63



 Balance Sheet Data (in         As of                As of                 As of
 thousands):                   12/31/97             12/31/96             12/31/95
                               --------             --------             --------
 Total Assets                  $269,785             $263,148             $246,698
 Total Liabilities             $200,862             $191,199             $181,859

 Total Partners Equity         $ 65,190             $ 68,381             $ 61,403


 Units Outstanding              135,600              135,600              135,600

                                  Nine Months Ended
                   (Dollars in Thousands, Except Per Unit Amounts)
                                     (Unaudited)


                             September 30, 1998     September 30, 1997
                             ------------------     ------------------
 Operating Profit                 $ 21,820               $ 15,977

 Net Income                       $ 12,047               $  6,456

 Net Income per Unit              $  88.84               $  47.61


 Total Assets                     $282,692               $269,369

 Total Liabilities                $211,211               $197,290

 Total Partner's Equity           $ 67,576               $ 68,396

 Units Outstanding                 135,600                135,600


     The foregoing summary is qualified in its entirety by reference to such Reports and all of the financial information and related notes contained therein.

     For information concerning the properties owned by the Partnership, please refer to Schedule 2 attached hereto, which is incorporated herein by reference.

SECTION 11.  CERTAIN INFORMATION CONCERNING THE PURCHASER.

     The Purchaser is a Delaware Limited Liability Company which was organized for the purpose of acquiring the Units in the Partnership. The Manager of the Purchaser is Arlen Capital, LLC, a California limited liability company ("AC"), which is controlled by its two members, Don Augustine and Lynn T. Wells. AC is engaged in financial and business consulting, and making opportunistic investments which include making tender offers on public and private real estate limited partnerships. The Purchaser's and AC's offices are located at 1650 Hotel Circle North, Suite 200, San Diego, California 92108. For certain information concerning the members of AC, see Schedule 1 to this Offer to Purchase. The Purchaser owns 8,475 Units which is approximately 6.25% of the issued and outstanding Units.

     Except as otherwise set forth herein, (i) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1, or any affiliate of the Purchaser beneficially owns or has a right to acquire any Units; (ii) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1, or any affiliate of the Purchaser or any member, director, executive officer, or subsidiary of any of the foregoing has effected any transaction in the Units; (iii) neither the Purchaser nor, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser has any contract, arrangement, understanding, or relationship with any other person with respect to any securities of the Partnership, including but not limited to, contracts, arrangements, understandings, or relationships concerning the transfer or voting thereof, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents, or authorizations; (iv) there have been no transactions or business relationships which would be required to be disclosed under the rules and regulations of the SEC between any of the Purchasers, or, to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser, on the one hand, and the Partnership or affiliates, on the other hand; and (v) there have been no contracts, negotiations, or transactions between the Purchaser or to the best knowledge of the Purchaser, any of the persons listed on Schedule 1 or any affiliate of the Purchaser, on the one hand, and the Partnership or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer (other than as described in Section 8 of this Offer) or other acquisition of securities, an election or removal of the General Partner, or a sale or other transfer of a material amount of assets.

     SECTION 12. SOURCE OF FUNDS. The Purchaser expects that approximately $4,900,000 (exclusive of fees and expenses) will be required to purchase 4,900 Units (approximately 3.6% of the 135,600 Units outstanding), if tendered. The Purchaser is not a public company. The Offer is not contingent on obtaining financing.

     SECTION 13. CERTAIN CONDITIONS OF THE OFFER. Notwithstanding any other provisions of the Offer, the Purchaser will not be required to accept for payment or, subject to any applicable rules or regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Units promptly after the expiration or termination of the Offer), to pay for any Units tendered, and may postpone the acceptance for payment or, subject to the restriction referred to above, payment for any Units tendered, and may amend or terminate the Offer if (i) the Purchaser shall not have confirmed to its reasonable satisfaction that, upon purchase of the Units pursuant to the Offer, the Purchaser will have full rights to ownership as to all such Units and that the Purchaser will become a registered owner on the books and records of the Partnership, (ii) the Purchaser shall not have confirmed to its reasonable satisfaction that, upon the purchase of the Units pursuant to the Offer, the Transfer Restrictions will have been satisfied, or (iii) all authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any court, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, necessary for the consummation of the purchase contemplated by the Offer shall not have been filed, occurred or been obtained. Furthermore, notwithstanding any other term of the Offer, the Purchaser will not be required to accept for payment or pay for any Units not theretofore accepted for payment or paid for and may terminate or amend the Offer as to such Units if, at any time on or after the date of the Offer and before the Expiration Date any of the following conditions exist:

     (a) the acceptance by the Purchaser of Units tendered and not withdrawn pursuant to the Offer or the transfer of such Units to the Purchaser violates restrictions in the Partnership Agreement which prohibit any transfer of Units which would cause a termination of the Partnership or would cause the Partnership to be taxed as a "publicly traded partnership" under the Internal Revenue Code;

     (b) there shall have been threatened, instituted or pending any action or proceeding before any court or governmental agency or other regulatory or administrative agency or commission or by any other person, challenging the acquisition of any Units pursuant to the Offer or otherwise directly or indirectly relating to the Offer, or otherwise, in the judgment of the Purchaser, adversely affecting the Purchaser or the Partnership;

     (c) any statute, rule or regulation shall have been proposed, enacted, promulgated or deemed applicable to the Offer, or any action or order shall have been proposed, entered into or taken, by any government, governmental agency, or other regulatory or administrative agency or authority, which, in the judgment of the Purchaser, might (i) result in a delay in the ability of the Purchaser or render the Purchaser unable, to purchase or pay for some or all of the tendered Units, (ii) make such purchase or payment illegal, or (iii) otherwise adversely affect the Purchaser or the Partnership;

     (d) any change shall have occurred or be threatened in the business, financial condition, results of operations, tax status or prospects of the Partnership which, in the judgment of the Purchaser, is or may be adverse to the Partnership, or the Purchaser shall have become aware of any facts which, in the judgment of the Purchaser, have or may have adverse significance with respect to the value of the Units;

     (e) there shall have occurred (i) any general suspension of, or limitation on prices for or trading in, securities in the over-the-counter market or on the New York Stock Exchange, Inc., (ii) a declaration of a banking moratorium or any suspension of payment in respect of banks in the United States or any limitation by federal or state authorities on the extension of credit by lending institutions or (iii) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States; or, in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof;

     (f) a tender or exchange offer for some or all of the Units is made, or publicly proposed to be made or amended, by another person;

     (g) the Partnership shall have (i) issued, or authorized or proposed the issuance of, any partnership interests of any class, or any securities convertible into, or rights, warrants or options to acquire, any such interests or other convertible securities, (ii) issued or authorized or proposed the issuance of any other securities, in respect of, in lieu of, or in substitution for, all or any of the presently outstanding Units, (iii) declared or paid any distribution, OTHER THAN IN CASH, on any of its partnership interests, (iv) authorized, proposed or announced its intention to propose any merger, consolidation or business combination transaction, acquisition of assets, disposition of assets or material change in its capitalization, or any comparable event not in the ordinary course of business, or (v) proposed or effected any amendment to the Partnership's Agreement of Limited Partnership;

     (h) the failure to occur of any necessary approval or authorization by any Federal or state authorities necessary to consummation of the Purchaser of all or any part of the Units to be acquired hereby, which in the sole judgment of the Purchaser in any such case, and regardless of the circumstances (including any action of the Purchaser) giving rise thereto, makes it inadvisable to proceed with such purchase or payment; or

     (i) the Purchaser or any of its affiliates and the Partnership shall have agreed that the Purchaser shall amend or terminate the Offer or postpone the payment for the Units pursuant thereto.

     The foregoing conditions are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser regardless of the circumstances (including, without limitation, any action or inaction by the Purchaser or any of its affiliates) giving rise to such condition, or may be waived by the Purchaser, in whole or in part, from time to time in its sole discretion. The failure by the Purchaser at any time to exercise the foregoing rights will not be deemed a waiver of such rights, which rights will be deemed to be ongoing and may be asserted at any time and from time to time. Any determination by the Purchaser concerning the events described in this Section 13 will be final and binding upon all parties.

     SECTION 14.  CERTAIN LEGAL MATTERS AND REQUIRED REGULATORY APPROVALS.

     GENERAL. Except as set forth in this Offer to Purchase, based on its review of publicly available filings by the Partnership with the Commission and other publicly available information regarding the Partnership, the Purchaser is not aware of any licenses or regulatory permits that would be material to the business of the Partnership, taken as a whole, and that might be adversely affected by the Purchaser's acquisition of Units as contemplated herein, or any filings, approvals or other actions by or with any domestic, foreign or governmental authority or administrative or regulatory agency that would be required prior to the acquisition of Units by the Purchaser pursuant to the Offer as contemplated herein. Should any such approval or other action be required, there can be no assurance that any such additional approval or action, if needed, would be obtained without substantial conditions or that adverse consequences might not result to the Partnership's business, or that certain parts of the Partnership's or the Purchaser's business might not have to be disposed of or held separate or other substantial conditions complied with in order to obtain such approval. The Purchaser's obligation to purchase and pay for Units is subject to certain conditions. See "Offer to Purchase -- Section
13. Certain Conditions of the Offer."

     ANTITRUST. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the "FTC"), certain acquisition transactions may not be consummated until certain information and documentary material has been furnished for review by the Antitrust Division of the Department of Justice (the "Antitrust Division") and the FTC and certain waiting period requirements have been satisfied. The Purchaser does not currently believe any filing is required under the HSR Act with respect to its acquisition of Units contemplated by the offer.

     Based upon an examination of publicly available information relating to the business in which the Partnership is engaged, the Purchaser believes that the acquisition of Units pursuant to the Offer would not violate the antitrust laws. Nevertheless, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

     STATE TAKEOVER LAWS. The Purchaser has not attempted to comply with any state takeover statutes in connection with the Offer. The Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer and nothing in the Offer, nor any action taken in connection herewith, is intended as a waiver of that right. In the event that any state takeover statute is found applicable to the Offer, the Purchaser might be unable to accept for payment or purchase Units tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, the Purchaser may not be obligated to accept for purchase, or pay for, any Units tendered.

     SECTION 15. FEES AND EXPENSES. The Purchaser will pay all expenses of the Offer, including the fees and expenses of Arlen Capital, LLC, the Depositary. The Purchaser will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Units pursuant to the

Offer. Brokers, dealers, commercial banks and trust companies and other nominees, if any, will, upon request and prior approval of the Purchaser, be reimbursed by the Purchaser for reasonable and customary clerical and mailing expenses incurred by them in forwarding materials to their customers.

     SECTION 16. MISCELLANEOUS. THE OFFER IS NOT BEING MADE TO (NOR WILL TENDERS BE ACCEPTED FROM OR ON BEHALF OF) UNIT HOLDERS IN ANY JURISDICTION IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE LAWS OF SUCH JURISDICTION. THE PURCHASER IS NOT AWARE OF ANY JURISDICTION WITHIN THE UNITED STATES IN WHICH THE MAKING OF THE OFFER OR THE ACCEPTANCE THEREOF WOULD BE ILLEGAL.

     In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Purchaser will engage one or more registered brokers or dealers that are licensed under the laws of such jurisdiction to make the Offer. The Purchaser has filed with the Commission the Schedule 14D-1, together with exhibits, pursuant to Rule 14d-3 of the General Rules and Regulations under the Exchange Act, furnishing certain information with respect to the Offer, and may file amendments thereto. Such
Schedule 14D-1 and any amendments thereto, including exhibits, may be examined and copies may be obtained from the Commission as set forth above in "Introduction."

     No person has been authorized to give any information or to make any representation on behalf of the Purchaser not contained in this Offer to Purchase or in the Agreement of Sale and, if given or made, any such information or representation must not be relied upon as having been authorized. Neither the delivery of the Offer to Purchase nor any purchase pursuant to the Offer shall, under any circumstances, create any implication that there has been no change in the affairs of the Purchaser or the Partnership since the date as of which information is furnished or the date of this Offer to Purchase.

                              Kalmia Investors, LLC

                                                               February 1, 1999

                                      SCHEDULE 1

                         INFORMATION REGARDING THE MANAGERS
                                OF ARLEN CAPITAL, LLC

     Set forth in the table below are the names of the members of Arlen Capital, LLC and their present principal occupations and five (5) year employment histories. Each individual is a citizen of the United States and the business address of each person is 1650 Hotel Circle North, Suite 200, San Diego, California 92108.

                    Present Principal Occupation or Employment
Name                and Five-Year Employment History
-----               -------------------------------------------
Don Augustine       Member and Manager of Arlen Capital LLC.  President of Arlen
                    Capital, Inc., a California corporation, its predecessor
                    entity since 1989.

Lynn T. Wells       Member and Manager of Arlen Capital LLC.  Vice President of
                    Arlen Capital, Inc., a California corporation, its
                    predecessor entity since 1989.


     Arlen Capital, LLC and its predecessor entity, Arlen Capital, Inc. ("AC"), have been providing business and financial consulting services since 1989. AC principals have an extensive background in the capital markets, real estate securities, and real estate markets. Commencing in 1996, AC and its affiliates have been in the business of making opportunistic investments, which include a number of tender offers on public and private real estate limited partnerships.


                                     S-1-1

                                      SCHEDULE 2

                           HOTELS OWNED BY THE PARTNERSHIP

The following information on the Properties owned by the Partnership was extracted from the Partnership's 1997 10-K.

     The Partnership owns two Westin Hotels, The Westin St. Francis in San Francisco, California, and The Westin Michigan Avenue, Chicago (formerly The Westin Hotel, Chicago) in Chicago, Illinois.

     The Westin St. Francis has 1,189 guest rooms, including 83 suites, with 610 rooms in the main building and 579 rooms in the 32-story tower, and 31 meeting and banquet rooms. The Hotel has a full service restaurant, pub, and a night club, and underground valet parking garage with 250 spaces.

     The Westin Michigan Avenue, Chicago has 739 guest rooms, including 26 suites, and 19 meeting rooms. The Hotel operates a restaurant and bar, an all-purpose food and beverage facility, a quick service coffee and snack kiosk, and has underground parking garage with 209 spaces.

     More comprehensive financial and other information is included in such report and other documents filed by the Partnership with the Commission, and the following is qualified by reference to such report and other documents. Such report and other documents may be examined and copies may be obtained from the offices of the Commission at the addresses set forth in the "Introduction" section of the Offer to Purchase. The Purchaser disclaims any responsibility for the information included in such report and documents, and extracted in this
Schedule 2, as well as any changes which may have taken place in the information in the report since the date it was issued.


                                      S-2-1

     Any questions or requests for assistance or for delivery of additional copies of this Offer to Purchase or the Agreement of Sale may be directed to the Depositary at the telephone number and address set forth below.


                                       Arlen Capital, LLC
                                       1650 Hotel Circle North, Suite 200
                                       San Diego, California  92108
                                       Telephone: 1-800-491-4105